David Lubin & Associates, PLLC
10 Union Avenue, Suite 5
Lynbrook, New York 11563
Telephone: (516) 887-8200
Facsimile: (516) 887-8250

July 20, 2011

Via EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549-0406
Attention: Evan S. Jacobson, Attorney-Advisor

Re: Fits My Style Inc.
Registration Statement on Form S-1
Filed June 14, 2011
File No. 333-174892

Dear Mr. Jacobson:

Fits My Style Inc. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") Amendment No. 1 to the registration statement on Form S-1 (the "Amended Registration Statement") in response to the Commission's comments, dated July 11, 2011 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 (the "Registration Statement") filed with the Commission on June 14, 2011.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1. Please move your financial statements so that they are included in your prospectus and follow the section of Part I of your registration statement titled “Where You Can Find More Information.”

Response: The financial statements have been moved to follow the section entitled “Where You Can Find More Information” in Part I.

Prospectus Summary

Business, page 3

2. Please revise to briefly describe the timeline for the development of your business, the associated costs, and the uncertainties as to whether you will succeed in those efforts. Revise the discussion of your product’s intended features to clearly indicate that such product features are based on your current expectations.

Response:  Disclosure has been revised to describe the timeline for the development of the Company’s business, the associated costs, and the uncertainties of success in those efforts. In addition, the discussion of the Company’s products has also been revised to clearly indicate that intended product features are based on current expectations.

Summary Financial Information, page 4

3. In the table on page 4, and in the antepenultimate sentence of the second risk factor on page 5, you state that you were formed on July 26, 2011. Please revise to accurately reflect your July 26, 2010 formation date.

Response: The referenced disclosure has been revised to reflect the Company’s July 26, 2010 formation date.

Risk Factors, page 5

4. If you do not intend to register a class of securities under Section 12 of the Exchange Act, please include a risk factor that informs potential investors that you will be not be a fully reporting company and will only comply with the limited reporting requirements imposed on Section 15(d) registrants. Briefly explain how those reports vary from the reporting obligations imposed on Section 12 registrants.

Response: As indicated by the last risk factor, the Company intends to register a class of securities under Section 12 of the Exchange Act and to be a fully reporting public company. Accordingly, the Company does not believe that an additional risk factor is applicable.

“We are exposed to the whims of industry,” page 6

5. This risk factor states that a major part of your core development relies on a technology developed by a third party vendor with whom you have no contract. This appears to be the only disclosure regarding this issue in your registration statement; the remainder of the registration statement suggests that the entire development of your product will be outsourced to beIT Visual Communications Ltd., which is controlled by your president, pursuant to the agreement filed as Exhibit 10.2. Please revise or advise.

Response: The risk factor has been revised to emphasize that the third party technology is planned to be used in the public release version and not in the “proof-of-concept” website which is being developed by beIT Visual Communications Ltd.

“The costs to meet our reporting and other requirements as a public company…,” page 10

6. This risk factor refers to the costs and expenses you will incur “if” you become a public entity. Please revise to clearly state that after your registration statement is declared effective, you will become a public company.

Response: The risk factor has been revised to clearly state that upon effectiveness of the registration statement the Company will become a public company and intends to register  its stock under Section 12 of the Exchange Act.

Selling Shareholders, page 11

7. The tabular disclosure on page 12 states that Dor Evron will continue to have a 1.6% ownership stake in your company, despite owning no shares after completion of the offering. Please revise or explain.

Response: The percentage of total shares issued and outstanding after the offering column has been revised to delete the 1.6% with respect to Dor Evron as all of Mr. Evron’s shares are being registered.

Description of Capital Stock, page 15

8. We note your statement that the “description of [y]our capital stock is intended as a summary only and is qualified in its entirety by reference to [y]our charter and by-laws included as exhibits to [y]our registration statement on Form S-1 filed with the SEC and to Nevada law.” You are required to provide a materially complete description and investors are entitled to rely upon such disclosure. Please revise the statement to indicate that the summaries provided are materially complete. We will not object if you suggest that investors see the exhibits for the complete terms of the agreements.

Response: The disclosure has been revised to indicate that a description of the material terms of the Company’s capital stock is provided.

Business, page 17

9. Please revise your disclosure throughout this section to disclose and reflect that you are currently working on the alpha version of your product. For example, instead of stating that the web service you are currently developing “can be integrated” into an existing vendor’s online catalog, and the smart phone application “will have the same functionality” as the website, state that you are currently designing your product with the hopes of achieving these results.

Response: The disclosure has been revised to disclose that the Company is currently working on the alpha version of its product and to state that the Company hopes to achieve the desired results from its development efforts.

Management

Directors and Executive Officers, page 24

10. Please disclose the name of the “large international bank” where Mr. Turnowski currently works. See Item 401(e)(1) of Regulation S-K.

Response: The disclosure has been revised to state Mr. Turnowski’s position with Dexia SA.

Executive Compensation, page 26

11. Footnote one states that you “have no employment or consulting agreement with Mr. Bar.” Please explain how this is consistent with the terms of the web site design consultation agreement between you and beIT Visual Communications Ltd., or revise your disclosure throughout this section accordingly. See Item 402(a)(2) of Regulation S-K.

Response: The footnote has been revised to state that the Company does not have an employment agreement with Mr. Bar but is a party to a consulting agreement with beIT Visual Communications Ltd., an affiliate of Mr. Bar.

Certain Relationships and Related Transactions, page 26

12. Please revise to include a more detailed description of the material terms of your agreement with beIT Visual Communications Ltd., including, without limitation, the term of the agreement, any payments that have been made, and how the agreement was negotiated. See Item 404(a)(6) of Regulation S-K.

Response: The disclosure has been revised to provide a more detailed description of the material terms of the agreement, including  payments made to date and how the agreement was negotiated.

Recent Sales of Unregistered Securities, page II-1

13. For each unregistered offering, please revise to briefly state the facts relied upon to make the referenced exemption available. See Item 701(d) of Regulation S-K.

Response:  The disclosure has been revised to include the facts relied upon for the availability of the exemption referenced.

Undertakings, page II-2

14. Undertaking 6 appears to be identical to undertaking 4. Please revise.

Response: Undertaking 6 has been deleted.

The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; do not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.

Very truly yours,

/s/David Lubin
David Lubin
cc: Nir Bar